INVEST IN **WAYOUT KIDS INC**

We specialize in developing educational and entertaining content for kids



wayoutkids.com Tacoma WA

Software | Entertainment | Technology | Social Impact | Animation Film

LEAD INVESTOR

Carlson Holloway-Factory President / CEO, H-Factor Electrical

I grew up watching cartoons and children's education TV shows, and to this day I like to sit with my grandchildren and watch them. I have been following WayOut Kids Inc and its founder from the first time I saw a Rodney Raccoon video one morning on television. I believe WayOut Kids Inc. is on its way to being as big as Disney and will take the children's entertainment industry by storm. Now to see WayOut Kids Inc. taking this step and growing at the rate they are, I feel anyone given the opportunity to be a part of its growth and still passes it up, is missing the opportunity of a lifetime.

Invested $1,000 this round

OVERVIEW UPDATES WHAT PEOPLE SAY 34 ASK A QUESTION 1

Highlights

1. The opportunity to invest in something that will positively impact millions of kids lives.
2. The total value of the global animation industry was US$ 264 billion in 2019 and is projected to grow by 15 billion
3. 59% more families are watching streaming services now than before Covid19

Our Founder



Jd Davis CEO/President

My most impressive accomplishment is definitely my kids. Following that would be the development of our universal characters and Discovery Education placing our content in 3 million schools across 50 countries.

> I've always been a fan of cartoons and a believer in the power media has over our thoughts and actions. This is why I created these characters. To have a positive impact and teach kids something that will not only benefit them as they grow up, but also reach everyone they come in contact with along the way.

Pitch


WAYOUT KIDS INC.
Presents:
Rodney Raccoon
An animated series changing the face of edutainment.
RODNEY RACCOON

WAYOUT KIDS INC.

A Multimedia Company for the Next Generation

WayOut Kids, Inc. specializes in developing educational content for kids K-5, that sparks their curiosity for learning about the world around them. We cover everything from the alphabet to the environment's ecosystems.

WayOut Kids, Inc. In a Nutshell

Our commitment to quality content meets children where they are



Rodney's recorded over 50 children's songs; currently streaming on digital channels



Rodney's education programs can be found in schools and libraries around the world



Rodney is also a live mascot and makes appearances at festivals and community events



RODNEY RACCOON SERIES

Every day Rodney and his crew arrive at the Sky Dome Science Museum that houses the Artic, Woodland, Aqua, Desert and Jungle domes to complete daily missions and adventures given by Professor Batfish. The team works together to solve problems and learn all about the animals and environments they encounter along the way.

EPISODES

78, Seven-minute episodes will be produced to create the first two seasons

DISTRIBUTION

Edited for digital distribution on streaming services like Netflix, Hulu, and Prime Video

VIRTUAL LEARNING

The series has a web-based learning portal that provides teachers with worksheets and modules to reinforce each episode


Rodney
Prof. Batfish
Rochelle
Boogie
Tami



Did you know?

59%

More families are watching streaming services now, than they were before the Covid-19 crisis.

Source: Ipsos Innovation and Knowledge, April 2020

AUDIENCES THAT

AUDIENCES THAT MATTER

1 Parents are more reliant than ever on content to keep their kids busy. Content must entertain, engage and educate.

3 Families are consuming media together now more than ever and are hoping that content creators don't let them down.

2 Children are the original binge-watchers with an endless appetite for repeats.

4 Kids under 12 are spending more time watching TV since the Covid-19 crisis started.

Source: ipsos Innovation and Knowledge, April 2020



SIMILAR ANIMATED SHOWS



than they were before the **Covid-19 crisis.**

Source: Ipsos Innovation and Knowledge, April 2020

AUDIENCES THAT MATTER

1 Parents are more reliant than ever on content to keep their kids busy. Content must entertain, engage and educate.

3 Families are consuming media together now more than ever and are hoping that content creators don't let them down.

2 Children are the original binge-watchers with an endless appetite for repeats.

4 Kids under 12 are spending more time watching TV since the Covid-19 crisis started.

Source: ipsos Innovation and Knowledge, April 2020



SIMILAR ANIMATED SHOWS



than they were before the **Covid-19 crisis.**

Source: Ipsos Innovation and Knowledge, April 2020

AUDIENCES THAT MATTER

1 Parents are more reliant than ever on content to keep their kids busy. Content must entertain, engage and educate.

3 Families are consuming media together now more than ever and are hoping that content creators don't let them down.

2 Children are the original binge-watchers with an endless appetite for repeats.

4 Kids under 12 are spending more time watching TV since the Covid-19 crisis started.

Source: ipsos Innovation and Knowledge, April 2020



SIMILAR ANIMATED SHOWS



than they were before the **Covid-19 crisis.**

Source: Ipsos Innovation and Knowledge, April 2020

AUDIENCES THAT MATTER



than they were before the **Covid-19 crisis.**

Source: Ipsos Innovation and Knowledge, April 2020

AUDIENCES THAT MATTER

1 Parents are more reliant than ever on content to keep their kids busy. Content must entertain, engage and educate.

2 Children are the original binge-watchers with an endless appetite for repeats.

3 Families are consuming media together now more than ever and are hoping that content creators don't let them down.

4 Kids under 12 are spending more time watching TV since the Covid-19 crisis started.



Source: Ipsos Innovation and Knowledge, April 2020

SIMILAR ANIMATED SHOWS